SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

[X]       Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004.

or

[   ]      Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from           to           .

Commission file number: 0-21292 (Merchants and Manufacturers Bancorporation, Inc.)

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Merchants and Manufacturers Bancorporation 401(k) Salary Savings Plan

B.      Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Merchants and Manufacturers Bancorporation, Inc.
5445 South Westridge Drive
New Berlin, WI 53151

Merchants & Manufacturers Bancorporation
401(k) Salary Savings Plan

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements Statements of Net Assets Available for Benefits Statement of Changes in Assets Available for Benefits Notes to Financial Statements	2 3 4

Supplemental Schedules Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	7

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Merchants & Manufacturers Bancorporation
401(k) Salary Savings Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Madison, Wisconsin
June 7, 2005

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Merchants & Manufacturers Bancorporation
 401(k) Salary Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

Assets	2004	2003

Investments, at fair value
Common stock	$3,966,331	$5,357,792
Registered investment companies	4,974,033	4,345,005
Collective trust fund	1,954,014	1,640,441
Participant loans	219,062	186,834
Total investments	11,113,440	11,530,072

Contribution Receivables
Employer	-	15,940
Employee	-	24,578
Total receivables	-	40,518

Total assets	11,113,440	11,570,590

Liabilities	-	-

Net assets available for benefits	$11,113,440	$11,570,590

See Notes to Financial Statements.

Merchants & Manufacturers Bancorporation

  401(k) Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(661,226)
Interest and dividends	149,618
Total investment (loss)	(511,608)

Contributions:
Employer	432,805
Participants	682,306
Participant rollovers	42,448
1,157,559

Total additions	645,951

Deductions
Distributions to participants	1,103,101

Net decrease	(457,150)

Net assets available for benefits:
Beginning of year	11,570,590

End of year	$11,113,440

See Notes to Financial Statements.

Merchants & Manufacturers Bancorporation
401(k) Salary Savings Plan

Notes to Financial Statements

Note 1. Description of the Plan

The following description of the Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all employees of Merchants & Manufacturers Bancorporation, Inc. and its subsidiaries (the Company) who have at least one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 50 percent of pretax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100 percent of the first 1 percent of participant contributions. Additional amounts may be contributed at the option of the Company’s Board of Directors. A discretionary profit sharing contribution of 3 percent of participant compensation was approved by the Board of Directors for the plan year ended 2004. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary contributions, the Company contributions and actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Participant Loans: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance, whichever is less, for a maximum of 35 years. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.0 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits: On termination of service due to death, disability, retirement or termination, a participant may elect to receive an amount equal to the participant’s account balance as a lump-sum distribution or installment payments, or roll it over into another qualified retirement plan.

Merchants & Manufacturers Bancorporation
401(k) Salary Savings Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Shares held in the collective trust fund are reported at fair value based on unit prices quoted by the fund, representing the fair value of the underlying investments. Investments in registered investment companies and common stock are reported at fair value based on the quoted market price of the fund which represents the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: All administrative expenses of the Plan are paid by the Company.

Note 3. Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets as of December 31:

	2004	2003
Investments at fair value as determined
by quoted market price:
Merchants & Manufacturers Bancorporation
Common Stock	$3,966,331	$5,357,792
John Hancock Core Equity Fund	1,020,038	976,459
Gabelli Asset Fund	1,414,577	1,158,938
Oppenheimer Quest Balanced Value Fund	730,846	674,874
John Hancock Small Cap Equity Fund	602,869	*
Investments at fair value as quoted by
the Fund's sponsor:
Collective trust fund:
John Hancock Stable Value Trust	1,954,014	1,640,441

* Represents less than 5 percent of net assets.

Merchants & Manufacturers Bancorporation
401(k) Salary Savings Plan

Notes to Financial Statements

Note 3. Investments (Continued)

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$(1,123,388)
Registered investment companies	462,162

Net depreciation in fair value of investments	$(661,226)

Note 4. Related-Party Transactions

The Plan invests in common stock of the Company and certain Plan investments are shares of registered investment companies managed by Matrix Capital Bank Trust Services. Matrix Capital Bank Trust Services is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 4, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7. Subsequent Events

Effective January 1, 2005, the Plan was amended to allow the merger of assets and liabilities from five other plans belonging to affiliate companies of the Sponsor.

Effective March 1, 2005, the Plan appointed Investors Bank & Trust Company as trustee pursuant to the trust agreement contained with the Plan. In addition, effective March 1, 2005, the Plan changed record keepers from Bisys to Hartford Life.

Merchants & Manufacturers Bancorporation
401(k) Salary Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Current
Description	Value

Common Stock:
Merchants & Manufacturers Bancorporation *	$3,966,331

Collective Trust Fund:
John Hancock Stable Value Trust *	1,954,014

Registered Investment Companies:
John Hancock Core Equity Fund *	1,020,038
John Hancock International Fund *	323,701
Gabelli Asset Fund	1,414,577
John Hancock Small Cap Equity Fund *	602,869
John Hancock Technology Fund *	53,185
Janus Advisor Cap Appreciation Fund	442,148
John Hancock Large Cap Equity Fund *	386,669
Oppenheimer Quest Balanced Value Fund	730,846
4,974,033

Participant loans*, with rates ranging from 4.0% to 9.5%, maturing through 2013	219,062

$11,113,440

* Indicates a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERCHANTS AND MANUFACTURERS BANCORPORATION
401(k) SALARY SAVINGS PLAN

BY /s/ John Krawczyk
John Krawczyk, Trustee

June 29, 2005